Delisting Determination, The Nasdaq Stock Market, LLC, September 6, 2024. Clean Energy Special Situations Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Clean Energy Special Situations Corp., effective at the opening of the trading session on September 16, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(c)(1) and 5250(f).
The Company was notified of the Staff determination on April 23, 2024.
On May 23, 2024, the Company received an additional delist determination pursuant to Listing Rule 5250(c)(1).
On June 6, 2024, the Company withdrew its appeal. The Company securities were suspended on June 11, 2024. The Staff determination to delist the Company securities became final on June 11, 2024.